October 21, 2005


via U.S. Mail
Mark Gustafson,
President, Principal Executive Officer, Principal Accounting
Officer
and Chief Executive Officer
Torrent Energy Corporation
600-666 Burrard Street
Vancouver, British Columbia
CANADA V6C 2X8


Re:	Torrent Energy Corporation
      Registration Statement on Form SB-2
      Filed September 23, 2005
      File No. 333-128593
      Form 10-KSB for the Fiscal Year Ended
      December 31, 2004
      File No. 1-9949
      Forms 10-QSB for the Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      File No.  1-19949


Dear Mr. Gustafson:

      We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form SB-2

General

1. Please confirm that the company received permission, pursuant to the terms of the Investment Agreement at Section 4.5., from Cornell
Capital Partners, LP with regard to the filing of the registration statement on behalf of the entities, other than Cornell Capital Partners, LP that are listed in the selling stockholder table.


The Offering, page 5


2. We note that under the terms of the Investment Agreement between
Cornell Capital Partners, LP and the company, proceeds from the sale of the Series C Convertible Preferred Stock have been or will be released from escrow over the course of three closings. Please revise and disclose this fact and clarify that you have not yet received the full amount of proceeds from the sale of the Series C Convertible Preferred Stock.

3. Please provide, by reference to the volume weighted average price of your common stock as of a recent period prior the filing of your amendment, how many shares would be issuable upon conversion of the
Series C Convertible Preferred Stock.

Risk Factors, page 6

Risks Relating to Our Series C Convertible Preferred Stock, page 9

"The continuously adjustable conversion price feature...," page 9

4. Please clarify the risk factor disclosed. To the extent that all
Series C Convertible Preferred Stock will convert automatically two years from the date of issuance, the statement that your obligation to issue shares upon conversion of the Series C Convertible Preferred
Stock "is essentially limitless" needs further clarification.

5. Provide a separate risk factor that addresses how the adjustable conversion price feature may encourage short sales by investors, particularly given the 15% discount to the trading price granted to
Cornell Capital Partners LP with respect to its conversion of the Series C Convertible Preferred Stock.

6. Supplement the risk factor disclosure by providing a table that delineates the dilutive impact to shareholders, in terms of the number of shares issuable upon conversion of Series C Convertible Preferred Stock, caused by a decline in market price of your common stock.

Selling Stockholders, page 35

7. Some of the material terms of the Investment Agreement with respect to the Series C Convertible Preferred Stock are omitted from the disclosure. We note, for example, that no reference is made of the restrictions imposed by Cornell Capital Partners, LP regarding future issuances by the company of capital stock. Also, as noted in a prior comment, please supplement your disclosure so that you provide investors with a better understanding of the dilutive impact to them caused by the adjustable conversion price feature and declines in the market price of your common stock.

8. Please disclose if the selling stockholders are registered broker-dealers or affiliates of a registered broker-dealer. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

9. Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available
Telephone Interpretations.




Exhibits, page 42

10. We direct you to Exhibit 10.1 to Form 8-K filed on July 20,
2005.
Only the Form of Securities Purchase Agreement was filed. Please file the execution copy of the securities purchase agreements referenced in Exhibits 10.11, 10.12, and 10.13, inclusive of conformed signature pages.


Form 10-KSB
Forms 10-QSB

11. You state that there were no "significant changes" in your internal controls over financial reporting. However, Item 308 (c) of
Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. See also paragraph 4(d) of Regulation S-B, Item 601, and
Exhibit 31. Please revise your disclosure to state, if true, that there were no changes to internal controls over financial reporting for the period covered by the report. Please ensure you file updated certifications pursuant to Item 601of Regulation S-B at the time of the amended filings.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions, or in her absence, you may contact me at (202) 551-
3745.



      Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Bernard Pinsky, Esq.
	(604) 687-6314

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Mr. Mark Gustafson
Torrent Energy Corporation
October 21, 2005
page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010